

February 17, 2011

Raj Mehra
Executive Vice President and Chief Financial Officer
Middleburg Financial Corporation
111 West Washington Street
Middleburg, Virginia 20117

  Re: **Middleburg Financial Corporation**
    Form 10-K for Fiscal Year Ended December 31, 2009
    Filed March 17, 2010
    Form 10-Q for Fiscal Quarter Ended March 31, 2010
    Filed May 17, 2010
    Form 10-Q for Fiscal Quarter Ended June 30, 2010
    Filed August 9, 2010
    Form 10-Q for Fiscal Quarter Ended September 30, 2010
    Filed November 9, 2010
    File No. 0-24159

Dear Mr. Mehra:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        John P. Nolan
        Senior Asst Chief Accountant